787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 21, 2022

VIA EDGAR

David Manion, Esq.

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Debt Strategies Fund, Inc.

(Securities Act File No. 333-267429, Investment Company Act File No. 811-08603)

Response to Staff Comments

Dear Messrs. Manion and Orlic:

On behalf of BlackRock Debt Strategies Fund, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on October 5, 2022 and October 17, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on September 14, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Please confirm in correspondence that the information contained in references to the “most recent annual report on Form N-CSR” still apply to the Fund upon filing of the Amendment.

Response No. 1:	The Fund confirms that the information contained in references to the “most recent annual report on Form N-CSR” still apply to the Fund upon filing of the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Comment No. 2:	Please update the fee tables and expense examples to reflect the change in NAV and interest expenses since the 12/31/21 annual report.

Response No. 2:	The requested updates will be made in the Amendment.

Comment No. 3:	Please update the financial statements to include information from the period ended June 30, 2022.

Response No. 3:	The requested updates will be made in the Amendment.

Comment No. 4:	In the section titled “Leverage—Effects of Leverage,” please update the figures and table to reflect changes in the interest rate.

Response No. 4:	The requested updates will be made in the Amendment.

Comment No. 5:	In the section titled “Financial Statements” and Item 25(1) of the Part C, please update references to the Semi-Annual Report to reflect the Semi-Annual Report for the period ended June 30, 2022.

Response No. 5:	The requested updates will be made in the Amendment.

Comment No. 6:	Please file the Fund’s auditor’s consent with the Amendment.

Response No. 6:	The Fund will file the auditor’s consent with the Amendment.

Disclosure Staff Comments

Comment No. 7:	Prospectus—Base Prospectus Cover Page; Prospectus Supplement. Please revise the cover of the Prospectus and Prospectus Supplement to cross-reference the risk factors addressing leverage.

Response No. 7:	The requested change will be made in the Amendment.

Comment No. 8:	Prospectus—Description of Capital Stock—Common Shares. Please update the table to reflect information for the quarter ended September 30, 2022.

Response No. 8:	The Fund will update the chart to include information from the quarter ended September 30, 2022 in the Amendment.

Comment No. 9:	Prospectus—Leverage. Please disclose that a failure to pay dividends or make distributions due to leverage could result in the Fund ceasing to qualify as a registered investment company under the Internal Revenue Code.

Response No. 9:	The requested disclosure will be added in the Amendment.

Comment No. 10:	Prospectus—Risks. Please consider adding a separate risk factor concerning interest rates.

Response No. 10:	The Fund has removed the entirety of “Fixed-Income Securities Risk” from the Registration Statement in light of “Debt Securities Risk”, which is incorporated by reference to the Fund’s annual report filed on Form N-CSR on March 4, 2022. “Interest Rate Risk” is included as a sub-risk of “Debt Securities Risk.” The Fund respectfully submits that the disclosure in “Interest Rate Risk” sufficiently addresses the risk that interest rates pose to the Fund.

Comment No. 11:	Base Prospectus—Certain Provisions of the Charter and Bylaws. Please briefly summarize the provisions of this section in the Prospectus Summary.

Response No. 11:	The requested disclosure will be added in the Amendment.

Comment No. 12:	Base Prospectus—Certain Provisions of the Charter and Bylaws. Please update the bracketed disclosure in this section as necessary.

Response No. 12:	The Fund confirms that any necessary updates will be made in the Amendment.

Comment No. 13:	Prospectus Supplement—Description of the Rights Offering—Over-Subscription Privilege. Please add disclosure in paragraph 3 that if the per-share NAV at the end of the subscription period is greater than the subscription price, the oversubscription shares issued will not result in the ratio of the rights offering exceeding one new share for each three rights held.

Response No. 13:	The requested disclosure is included in the aforementioned section as the last sentence of paragraph 3.

Comment No. 14:	Statement of Additional Information—Investment Objectives and Policies—Investment Restrictions—Fundamental Investment Restrictions. In fundamental investment restriction no. 7, please confirm whether the first sentence should read, “Invest more than 25% of its total assets in the securities of issuers in any one industry...” (emphasis added) and correct the disclosure if necessary.

Response No. 14:	The aforementioned reference will be corrected to “Invest more than 25% of its total assets in the securities of issuers in any one industry...” in the Amendment.

Comment No. 15:	Statement of Additional Information—Investment Objectives and Policies—Investment Restrictions. In the last paragraph of this section, please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Response No. 15:	The aforementioned paragraph has been removed in the Amendment in light of the Fund’s subsidiary having been dissolved in 2019. Accordingly, Comment No. 15 is moot.

Comment No. 16:	Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 at least 5 business days in advance of requesting effectiveness.

Response No. 16:	The Fund provided a draft of the legal opinion to the Staff via email on December 19, 2022 and will file the final legal opinion with the Amendment.

*    *    *    *    *    *     *    *    *

Please do not hesitate to contact me at (212) 728-8609 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Christine Y. Sun

Christine Y. Sun

Enclosures

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Bomi Lee, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP